EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2014	12/31/2013
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$516	$576

Adjustments to income

Add: Distributed income from less than 50% owned companies	—	1

Add: Fixed charges as presented below	275	262

Subtract: Interest capitalized	(1)	(5)

Add: Amortization of interest previously capitalized	1	1

Earnings	$791	$835

Computation of fixed charges:

Interest incurred	$239	$226

Interest capitalized	1	5

Amortization of debt related costs	14	10

Portion of rental expense representative of interest (1)	21	21

Total fixed charges	$275	$262

Ratio of earnings to fixed charges	2.9	3.2

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.